Exhibit 99.1

SOHU.COM REPORTS SECOND QUARTER 2026 UNAUDITED FINANCIAL RESULTS

BEIJING, Aug 10, 2026 –Sohu.com Limited (NASDAQ: SOHU) (“Sohu” or the “Company”), a leading Chinese online media platform and game business group, today reported unaudited financial results for the second quarter ended June 30, 2026.

Second Quarter Highlights1

•	Total revenues were US$136 million, up 7% year-over-year and down 4% quarter-over-quarter.

•	Marketing services revenues were US$15 million, down 3% year-over-year and up 21% quarter-over-quarter.

•	Online game revenues were US$116 million, up 10% year-over-year and down 7% quarter-over-quarter.

•

After giving effect to reversal of a tax expense of approximately US$13 million due to a reversal of uncertain tax positions, GAAP net income attributable to Sohu.com Limited was US$0.2 million, compared with a net loss of US$20 million in the second quarter of 2025 and a net loss of US$4 million in the first quarter of 2026.

•

After giving effect to reversal of a tax expense of approximately US$13 million due to a reversal of uncertain tax positions, non-GAAP[2] net income attributable to Sohu.com Limited was US$0.5 million, compared with a net loss of US$20 million in the second quarter of 2025 and a net loss of US$4 million in the first quarter of 2026.

Dr. Charles Zhang, Chairman and CEO of Sohu.com Limited, commented, “In the second quarter of 2026, our marketing services revenues, online game revenues and bottom-line performance all exceeded our previous guidance. For the Sohu media platform, we continued to refine our products and host diverse events and activities to stimulate communication and interaction among users, which further strengthened the platform’s social features and promoted its vigorous and healthy development. Leveraging our differentiated content and events, we were able to address advertisers’ needs and continued to explore diversified monetization opportunities. For our online games, we remained committed to our long-term operation strategy and continued to launch diverse content updates to deliver rich and engaging experiences for game players.”

Second Quarter Financial Results

Revenues

Total revenues were US$136 million, up 7% year-over-year and down 4% quarter-over-quarter.

Marketing services revenues were US$15 million, down 3% year-over-year and up 21% quarter-over-quarter.

Online game revenues were US$116 million, up 10% year-over-year and down 7% quarter-over-quarter.

Cost of Revenues

Both GAAP and non-GAAP total cost of revenues were US$29 million, up 2% year-over-year and down 3% quarter-over-quarter.

Both GAAP and non-GAAP cost of marketing services revenues were US$13 million, up 3% year-over-year and 6% quarter-over-quarter.

Both GAAP and non-GAAP cost of online game revenues were US$14 million, down 5% year-over-year and 13% quarter-over-quarter.

[1]

Changyou’s wholly-owned subsidiary Shanghai Jingmao Culture Communication Co., Ltd. (“Shanghai Jingmao”), which operated Changyou’s cinema advertising business, ceased operations and commenced bankruptcy proceedings during the third quarter of 2019. During the third quarter of 2023, Shanghai Jingmao’s bankruptcy proceedings were concluded by a Chinese mainland bankruptcy court, and the Company accordingly recognized a disposal gain within discontinued operations in the condensed consolidated statements of operations. During the second quarter of 2026, as a result of the Company’s receipt of a further distribution of Shanghai Jingmao’s insolvent assets, the Company recognized an additional disposal gain of US$1 million within discontinued operations in the condensed consolidated statements of operations. Unless indicated otherwise, results presented in this press release are related to continuing operations only, and exclude the disposal gain mentioned above.

[2]

Non-GAAP results exclude share-based compensation expense. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Operating Expenses

Both GAAP and non-GAAP operating expenses were US$125 million, up 4% year-over-year and 6% quarter-over-quarter.

Operating Loss

GAAP operating loss was US$18 million, compared with an operating loss of US$22 million in the second quarter of 2025 and an operating loss of US$7 million in the first quarter of 2026.

Non-GAAP operating loss was US$18 million, compared with an operating loss of US$22 million in the second quarter of 2025 and an operating loss of US$6 million in the first quarter of 2026.

Income Tax Expense/(Benefit)

Both GAAP and non-GAAP income tax benefit was US$7 million, compared with income tax expense of US$9 million in the second quarter of 2025 and income tax expense of US$7 million in the first quarter of 2026. For the second quarter of 2026, income tax benefit included reversal of a tax expense of approximately US$13 million due to a reversal of uncertain tax positions.

Net Income/(Loss)

GAAP net income attributable to Sohu.com Limited was US$0.2 million, or net income of US$0.01 per fully-diluted American depositary share (“ADS,” each ADS representing one Sohu ordinary share), compared with a net loss of US$20 million in the second quarter of 2025 and a net loss of US$4 million in the first quarter of 2026.

Non-GAAP net income attributable to Sohu.com Limited was US$0.5 million, or net income of US$0.02 per fully-diluted ADS, compared with a net loss of US$20 million in the second quarter of 2025 and a net loss of US$4 million in the first quarter of 2026.

Liquidity and Capital Resources

As of June 30, 2026, cash and cash equivalents, short-term investments and long-term time deposits totaled approximately US$1.2 billion.

Supplementary Information for Changyou Results3

Second Quarter 2026 Operating Results

•

For PC games, total average monthly active user accounts[4] (MAU) were 2.6 million, an increase of 10% year-over-year and a decrease of 5% quarter-over-quarter. Total quarterly aggregate active paying accounts[5] (APA) were 1.0 million, an increase of 5% year-over-year and a decrease of 5% quarter-over-quarter. The year-over-year increase in MAU was mainly from Changyou’s PC game Tian Long Ba Bu (“TLBB”): Return, which was launched during the third quarter of 2025.

•

For mobile games, total average MAU were 1.7 million, a decrease of 13% year-over-year and 2% quarter-over-quarter. Total quarterly APA were 0.2 million, a decrease of 24% year-over-year and 11% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases in MAU and APA were mainly due to the natural decline of some of Changyou’s older games.

Second Quarter 2026 Unaudited Financial Results

Total revenues were US$117 million, an increase of 9% year-over-year and a decrease of 7% quarter-over-quarter. Online game revenues were US$116 million, an increase of 10% year-over-year and a decrease of 7% quarter-over-quarter.

Both GAAP and non-GAAP total cost of revenues were US$14 million, a decrease of 5% year-over-year and 11% quarter-over-quarter.

[3]	“Changyou Results” consist of the results of Changyou’s online game business and its 17173.com Website.
[4]	Monthly active user accounts refers to the number of registered accounts that are logged in to these games at least once during the month.
[5]	Quarterly aggregate active paying accounts refers to the number of accounts from which game points are utilized at least once during the quarter.

Both GAAP and non-GAAP operating expenses were US$47 million, an increase of 14% year-over-year and 8% quarter-over-quarter. The year-over-year and quarter-over-quarter increases were mainly due to an increase in licensing fees related to product development.

GAAP operating profit was US$55 million, compared with US$50 million for the second quarter of 2025 and US$65 million for the first quarter of 2026.

Non-GAAP operating profit was US$56 million, compared with US$51 million for the second quarter of 2025 and US$66 million for the first quarter of 2026.

Recent Development

Sohu today announced that on August 8, 2026 its board of directors amended the period of Sohu’s previously-announced share repurchase program by removing the previous end date of November 10, 2026 and authorizing repurchases under the program to continue on an open-ended basis until the maximum authorized amount is reached. As previously announced, Sohu may purchase up to US$150 million of the outstanding ADSs of Sohu from time to time under the program at Sohu’s management’s discretion at prevailing market prices in accordance with Rule 10b-18 and Rule 10b5-1 under the Securities Exchange Act of 1934. Sohu’s management will continue to determine the timing and amount of any purchases of ADSs based on their evaluation of market conditions, the trading price of ADSs and other factors. The share repurchase program may be suspended or discontinued at any time.

As of August 6, 2026, Sohu had repurchased 9.4 million ADSs for an aggregate cost of approximately US$124 million under the program.

Business Outlook

For the third quarter of 2026, Sohu estimates:

•	Marketing services revenues to be between US$14 million and US$15 million; this implies an annual increase of 3% to 10%, and a sequential decrease of 1% to 8%.

•	Online game revenues to be between US$105 million and US$115 million; this implies an annual decrease of 29% to 35%, and a sequential decrease of 1% to 10%.

•	Both non-GAAP and GAAP net loss attributable to Sohu.com Limited to be between US$13 million and US$23 million.

For the third quarter 2026 guidance, the Company has adopted a presumed exchange rate of RMB6.81=US$1.00, as compared with the actual exchange rate of approximately RMB7.13=US$1.00 for the third quarter of 2025, and RMB6.84=US$1.00 for the second quarter of 2026.

This forecast reflects Sohu’s management’s current and preliminary view, which is subject to substantial uncertainty.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), Sohu’s management uses non-GAAP measures of gross profit, operating profit/(loss), net income/(loss), net income/(loss) attributable to Sohu.com Limited and diluted net income/(loss) attributable to Sohu.com Limited per ADS, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expense. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sohu’s management believes excluding share-based compensation expense from the Company’s non-GAAP financial measures is useful for itself and investors. Further, the impact of share-based compensation expense could not be anticipated by management and business line leaders, and these expenses were not built into the annual budgets and quarterly forecasts that have been the basis for information Sohu provides to analysts and investors as guidance for future operating performance. As share-based compensation expense does not involve subsequent cash outflow and is not reflected in the cash flows at the equity transaction level, Sohu does not factor in its impact when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, in general, the monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sohu’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit/(loss), net income/(loss), net income/(loss) attributable to Sohu.com Limited, and diluted net income/(loss) attributable to Sohu.com Limited per ADS excluding share-based compensation expense is that this expense has been and can be expected to continue to recur in Sohu’s business. In order to mitigate these limitations Sohu has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between the GAAP financial measures that are most directly comparable to the non-GAAP financial measures that have been presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Sohu’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sohu’s next quarterly earnings announcement; however, Sohu reserves right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sohu’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, instability in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations, including their potential impact on the Chinese economy and on Sohu’s reported U.S. dollar results; fluctuations in Sohu’s quarterly operating results; the possibilities that Sohu will be unable to recoup its investment in content and will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; and Sohu’s reliance on marketing services offerings and online games for its revenues. Further information regarding these and other risks is included in Sohu’s annual report on Form 20-F for the year ended December 31, 2025, and other filings with and information furnished to the U.S. Securities and Exchange Commission.

Conference Call and Webcast

Sohu’s management team will host a conference call at 7:30 a.m. U.S. Eastern Time, August 10, 2026 (7:30 p.m. Beijing/Hong Kong time, August 10, 2026) following the quarterly results announcement. Participants can register for the conference call by clicking here, which will lead them to the conference registration website. Upon registration, participants will receive details for the conference call, including the dial-in numbers and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

The live Webcast and archive of the conference call will be available on the Investor Relations section of Sohu’s website at https://investors.sohu.com/.

About Sohu

Sohu.com Limited (NASDAQ: SOHU) was established by Dr. Charles Zhang, one of China’s internet pioneers, in the 1990s. Sohu operates one of the leading Chinese online media platforms and also engages in the online game business in the Chinese mainland. Sohu has built one of the most comprehensive matrices of Chinese language web properties, consisting of Sohu News App, Sohu Video App, the mobile portal m.sohu.com, the PC portal www.sohu.com, and the online games platform www.changyou.com/en/.

As a mainstream media platform with social features, Sohu is indispensable to the daily life of millions of Chinese, providing to a vast number of users a network of web properties and community based products, which offer a broad array of content, such as news and information, in the form of text, picture, video, and live broadcasting. Sohu also attracts users to actively engage in content generation and distribution, and actively interact with each other on the platform. Sohu’s online game business is conducted by its subsidiary Changyou, which develops and operates a diverse portfolio of PC and mobile games, such as the well-known TLBB PC and Legacy TLBB Mobile.

For investor and media inquiries, please contact:

Sohu.com Limited

Ms. Pu Huang

Tel: +86 (10) 6272-6645

E-mail: ir@contact.sohu.com

Christensen Advisory

E-mail: sohu@christensencomms.com

SOHU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended
	Jun. 30, 2026	Mar. 31, 2026	Jun. 30, 2025
Revenues:
Marketing services	$15,179	$12,560	$15,624
Online games	116,171	124,567	105,994
Others	4,190	4,157	4,649

Total revenues	135,540	141,284	126,267

Cost of revenues:
Marketing services	13,400	12,583	12,979
Online games	13,829	15,899	14,544
Others	1,727	1,326	768

Total cost of revenues	28,956	29,808	28,291

Operating expenses:
Product development	68,894	61,883	58,824
Sales and marketing (includes share-based compensation expense of nil, $nil, and $1, respectively)	43,801	42,850	48,545
General and administrative (includes share-based compensation expense of $296, $244, and $352, respectively)	12,188	13,475	12,922

Total operating expenses	124,883	118,208	120,291

Operating loss	(18,299)	(6,732)	(22,315)
Other income, net	7,166	4,682	3,481
Interest income	5,718	5,995	7,570
Exchange difference	(1,224)	(1,318)	185

Income/(loss) before income tax expense	(6,639)	2,627	(11,079)
Income tax expense/(benefit)[6]	(6,874)	6,942	8,937

Net income/(loss) from continuing operations	235	(4,315)	(20,016)
Net income from discontinued operations[7]	734	—	—
Net income/(loss)	969	(4,315)	(20,016)

Net income/(loss) from continuing operations attributable to Sohu.com Limited	235	(4,315)	(20,016)

Net income from discontinued operations attributable to Sohu.com Limited	734	—	—

Net income/(loss) attributable to Sohu.com Limited	969	(4,315)	(20,016)

Basic net income/(loss) from continuing operations per share/ADS attributable to Sohu.com Limited	$0.01	$(0.17)	$(0.69)

Basic net income from discontinued operations per share/ADS attributable to Sohu.com Limited	$0.03	$—	$—

Basic net income/(loss) per share/ADS attributable to Sohu.com Limited	$0.04	$(0.17)	$(0.69)

Shares/ADSs used in computing basic net income/(loss) per share/ADS attributable to Sohu.com Limited[8]	25,451	26,058	28,826

Diluted net income/(loss) from continuing operations per share/ADS attributable to Sohu.com Limited	$0.01	$(0.17)	$(0.69)

Diluted net income from discontinued operations per share/ADS attributable to Sohu.com Limited	$0.03	$—	$—

Diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	$0.04	$(0.17)	$(0.69)

Shares/ADSs used in computing diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	25,451	26,058	28,826

[6]	For the second quarter of 2026, income tax benefit included reversal of a tax expense of approximately US$13 million due to a reversal of uncertain tax positions.

[7]	See footnote 1.

[8]	Each ADS represents one ordinary share.

SOHU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Jun. 30, 2026	As of Dec. 31, 2025
ASSETS
Current assets:
Cash and cash equivalents	$116,224	$128,308
Short-term investments	716,752	702,372
Accounts receivable, net	37,450	43,335
Prepaid and other current assets	99,677	93,903

Total current assets	970,103	967,918

Fixed assets, net	248,436	246,263
Goodwill	10,257	10,257
Long-term investments, net	44,560	43,939
Intangible assets, net	3,941	4,692
Long-term time deposits	328,756	350,659
Other assets	11,531	12,325

Total assets	$1,617,584	$1,636,053

LIABILITIES
Current liabilities:
Accounts payable	$37,062	$36,215
Accrued liabilities	97,461	95,430
Receipts in advance and deferred revenue	54,866	54,878
Accrued salary and benefits	44,752	55,018
Taxes payables	11,472	15,571
Other short-term liabilities	76,068	76,601

Total current liabilities	$321,681	$333,713

Long-term other payables	3,385	2,896
Long-term tax liabilities	8,142	21,051
Other long-term liabilities	264	322

Total long-term liabilities	$11,791	$24,269

Total liabilities	$333,472	$357,982

SHAREHOLDERS’ EQUITY:
Sohu.com Limited shareholders’ equity	1,283,768	1,277,727
Noncontrolling interest	344	344

Total shareholders’ equity	$1,284,112	$1,278,071

Total liabilities and shareholders’ equity	$1,617,584	$1,636,053

SOHU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Jun. 30, 2026					Three Months Ended Mar. 31, 2026					Three Months Ended Jun. 30, 2025
	GAAP	Non-GAAP Adjustment			Non-GAAP	GAAP	Non-GAAP Adjustment			Non-GAAP	GAAP	Non-GAAP Adjustment			Non-GAAP
Operating expenses	$124,883	$(296)	(a	)	$124,587	$118,208	$(244)	(a	)	$117,964	$120,291	$(353)	(a	)	$119,938

Operating loss	$(18,299)	$296	(a	)	$(18,003)	$(6,732)	$244	(a	)	$(6,488)	$(22,315)	$353	(a	)	$(21,962)

Income tax expense/(benefit)[9]	$(6,874)	$—			$(6,874)	$6,942	$—			$6,942	$8,937	$—			$8,937

Net income/(loss) before non-controlling interest	$235	$296	(a	)	$531	$(4,315)	$244	(a	)	$(4,071)	$(20,016)	$353	(a	)	$(19,663)

Net income/(loss) from continuing operations attributable to Sohu.com Limited for diluted net loss per share/ADS	$235	$296	(a	)	$531	$(4,315)	$244	(a	)	$(4,071)	$(20,016)	$353	(a	)	$(19,663)

Net income from discontinued operations attributable to Sohu.com Limited for diluted net loss per share/ADS[10]	$734	$—			$734	$—	$—			$—	$—	$—			$—

Net income/( loss) attributable to Sohu.com Limited for diluted net income/( loss) per share/ADS	$969	$296	(a	)	$1,265	$(4,315)	$244	(a	)	$(4,071)	$(20,016)	$353	(a	)	$(19,663)

Diluted net income/(loss) from continuing operations per share/ADS attributable to Sohu.com Limited	$0.01				$0.02	$(0.17)				$(0.16)	$(0.69)				$(0.68)

Diluted net income from discontinued operations per share/ADS attributable to Sohu.com Limited	$0.03				$0.03	$—				$—	$—				$—

Diluted net income/( loss) per share/ADS attributable to Sohu.com Limited	$0.04				$0.05	$(0.17)				$(0.16)	$(0.69)				$(0.68)

Shares/ADSs used in computing diluted net income/( loss) per share/ADS attributable to Sohu.com Limited	25,451				25,451	26,058				26,058	28,826				28,826

Note:

(a)	Share-based compensation expense
[9]	See footnote 6.
[10]	See footnote 1.